RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No. 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21782233, 23332233 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

13 July 2007

07025455

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

Dear Sirs

SUPPL

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement made by CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) on behalf of the Company dated 13 July 2007, in respect of the Proposed Disposal of 1.01 billion Ordinary Shares in Star Cruises Limited for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

PROCESSED
JUL 26 2007
THOMSON FINANCIAL

dlw 7/25

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

Form Version 2.0

General Announcement

Initiated by MB_CIMB3 on 13/07/2007 03:02:49 PM
Submitted by MB_CIMB3 on 13/07/2007 07:01:57 PM
Reference No MM-070713-54169
(Submitted)

(*) Indicates a mandatory field. Please fill in all the necessary information.

*		**Main Board/ Second Board Company**
*		**New Announcement**
	Submitting Merchant Bank (if applicable)	: **CIMB INVESTMENT BANK BERHAD (FORMERLY KNOWN AS COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD)**
*	Company name	: **RESORTS WORLD BHD**
*	Stock name	: **RESORTS**
*	Stock code	: **4715**
*	Type	: **Announcement**

* Subject :

RESORTS WORLD BHD ("RESORTS WORLD")

PROPOSED DISPOSAL OF 1.01 BILLION ORDINARY SHARES IN STAR CRUISES LIMITED ("SCL") ("PROPOSED DISPOSAL")

* **Contents :-**

(For the purpose of this announcement, Hong Kong Dollar ("HKD") amounts have been translated to RM, based on exchange rate of HKD100:RM44.14, while United States Dollar ("USD") amounts have been translated to RM, based on exchange rate of USD1.00:RM3.4505, both representing the middle rate as at 5.00 p.m., 11 July 2007 as published by Bank Negara Malaysia)

1. INTRODUCTION

On behalf of Resorts World's Board of Directors ("**Board**"), we are pleased to announce that Resorts World Limited ("**RWL**"), an indirect wholly-owned subsidiary of Resorts World, has today accepted an offer made by CMY Capital (L) Ltd ("**CMYL**"), through CMYL's letters dated 11 July 2007 and 12 July 2007 (collectively referred to as the "**Offer Letter**"), to purchase 1.01 billion ordinary shares of USD0.10 each in SCL ("**SCL Shares**") from RWL, for a total cash consideration of HKD2.6462 billion (approximately RM1.168 billion).

As at 31 March 2007, RWL holds 33.91% equity interest in SCL.

2. DETAILS OF THE PROPOSED DISPOSAL

2.1 The Proposed Disposal involves the disposal by RWL of 1.01 billion SCL Shares, representing 14.02% of SCL's issued share capital as at 31 March 2007, to CMYL for a cash consideration of HKD2.62 per SCL Share or HKD2.6462 billion (approximately RM1.168 billion).

2.2 The consideration was arrived at on a willing buyer-willing seller basis after considering the following:

(i) SCL's 3-month, 6-month and 1-year volume-weighted average market price per SCL Share of HKD2.541, HKD2.836 and HKD2.431 respectively, on The Stock Exchange of Hong Kong Limited ("**HKSE**") up to 12 July 2007;

(ii) SCL's consolidated net assets of USD1,943.3 million based on its audited financial statements for the financial year ended 31 December 2006; and

(iii) SCL's consolidated loss after taxation of USD156.2 million based on its audited financial statements for the financial year ended 31 December 2006.

2.3 CMYL will satisfy the consideration in cash, which will be paid in full on the 12th business day following the date on which the condition precedent (as set out in Section 2.4 below) has been satisfied or such later time or business day as may be mutually agreed upon in writing between RWL and CMYL ("**Completion Date**").

Dato' Chua Ma Yu ("**Dato' CMY**"), who wholly-owns CMYL, has provided a performance guarantee with respect to CMYL's obligations in respect of the Proposed Disposal.

2.4 The Proposed Disposal is subject to Resorts World having first obtained all necessary shareholders' and regulatory approvals for the Proposed Disposal as required under the applicable laws of Malaysia and the Listing Requirements of Bursa Malaysia Securities Berhad ("**Bursa LR**") and/or all waivers of such requirements which are necessary in order for the Proposed Disposal to proceed.

2.5 Other than the consideration set out in Section 2.1 above, CMYL will not be assuming any liability under the Proposed Disposal.

2.6 RWL's original cost and date of investments in the SCL Shares under the Proposed Disposal are set out below:

No. of SCL Shares	Date of investment	Original cost of investment USD
1,010,000,000	1998 - 2006	426,377,915*

Note:

* *Equivalent to RM1,471,216,996*

As at 31 December 2006, Resorts World group's carrying value of the SCL Shares under the Proposed Disposal is USD248,089,653 (equivalent to RM856,033,348).

2.7 The net proceeds from the Proposed Disposal will be used for working capital or held in interest-bearing bank deposits and/or money market financial instruments pending further evaluation of Resorts World group's strategic options and opportunities.

2.8 Resorts World expects to complete the Proposed Disposal within 3 weeks.

3. INFORMATION ON SCL AND CMYL

3.1 SCL

SCL was originally incorporated in the Isle of Man on 10 November 1993 under the name of Galactica Limited. In 1997, SCL was reorganised as a public limited company named Star Cruises PLC.

SCL was first listed on the Luxembourg Stock Exchange on 2 March 1998 and first quoted on the Central Limit Order Book International of the Singapore Exchange Trading Limited on 3 April 1998. In preparation for the introduction of SCL Shares on the HKSE, SCL was continued into Bermuda with effect from 9 October 2000 as a Bermuda exempted company with limited liability under its present name, and was discontinued from the Isle of Man with effect from 13 October 2000. On 30 November 2000, SCL Shares were listed on the HKSE and ceased to be listed on the Luxembourg Stock Exchange.

As at 31 March 2007, SCL's authorised share capital is USD1,000 million, comprising 9,999.99 million SCL Shares and 10,000 1% non-cumulative redeemable preference shares of USD0.10 each, while its issued share capital is USD720.475 million, comprising 7,204.753 million SCL Shares.

SCL's principal activity is investment holding while its subsidiaries are principally engaged in the business of cruise and cruise-related operations. SCL and its subsidiaries ("**SCL Group**")'s vessels call at over 200 destinations worldwide in Asia, Caribbean, Alaska, Bermuda, Antarctica, Hawaii, North and South America, Europe and the Mediterranean.

A summary of SCL's consolidated financial information for the past 5 financial years ended 31 December 2002 to 2006 and the 3-month financial period ended 31 March 2007 is set out in Table 1 (as attached).

3.2 CMYL

CMYL was incorporated in the Federal Territory of Labuan under the Offshore Companies Act, 1990 on 9 July 2007. As at 9 July 2007, CMYL's authorised share capital is USD12,000, comprising 12,000 ordinary shares of USD1.00 each, while its issued share capital is USD1.00 comprising 1 ordinary share of USD1.00.

As at 9 July 2007, CMYL is principally an investment holding company.

CMYL is wholly-owned by Dato' CMY, who is also a director of CMYL. As at 30 June 2007, Dato' CMY's direct and indirect shareholding in SCL is 4,850,000 SCL Shares.

4. RATIONALE AND BENEFITS OF THE PROPOSED DISPOSAL

The Proposed Disposal arises from the strategic decision made by Resorts World's Board to reduce RWL's stake in SCL so as to mitigate its exposure to the volatile earnings of the SCL Group, as indicated in Table 1 (as attached). Upon completion of the Proposed Disposal, SCL will not be regarded as an associated company of Resorts World and Resorts World will no longer equity account for SCL's financial results (which has been in the form of losses in the recent financial reporting periods) going forward.

The Proposed Disposal is expected to result in a net gain on disposal as set out in Section 5.2 below.

5. EFFECTS OF THE PROPOSED DISPOSAL

5.1 Issued and paid-up share capital and shareholdings of substantial shareholders

The Proposed Disposal will not have any effect on Resorts World's issued and paid-up share capital and the shareholdings of Resorts World's substantial shareholders in Resorts World.

5.2 Earnings per share ("EPS")

The effects of the Proposed Disposal on Resorts World's consolidated EPS for the financial year ending 31 December 2007 is dependent on the book value attributed to Resorts World's investment in SCL as at the Completion Date (after taking into account Resorts World's share of SCL's financial results up to the Completion Date).

Nonetheless, for the purpose of illustration only, based on Resorts World's audited consolidated financial statements as at 31 December 2006, the Proposed Disposal is expected to result in a net gain on disposal of RM309.7 million, which is equivalent to a consolidated EPS of 5.67 sen (computed based on Resorts World's weighted average number of issued and paid-up shares of 5,465.5 million as at 31 December 2006).

Upon completion of the Proposed Disposal, SCL will not be regarded as an associated company of Resorts World and Resorts World will no longer equity account for SCL's financial results (which has been in the form of losses in the recent financial reporting periods) going forward.

5.3 Net assets per share and gearing

The pro forma effects of the Proposed Disposal on Resorts World's consolidated net assets per share and gearing based on its audited consolidated financial statements as at 31 December 2006 are set out in Table 2 (as attached).

6. MAJOR SHAREHOLDERS' AND DIRECTORS' INTERESTS

Other than as disclosed below, none of the major shareholders and directors of Resorts World and/or persons connected to them has any interest, direct or indirect, in the Proposed Disposal.

Tan Sri Lim Kok Thay ("**Tan Sri LKT**"), who is a director and shareholder of Resorts World, is also a major shareholder and director of SCL. Tan Sri LKT's shareholdings in Resorts World as at 30 June 2007 and SCL as at 31 March 2007 are set out in Table 3 (as attached).

However, Tan Sri LKT is not a party to the Proposed Disposal and is not a person connected to CMYL and Dato' CMY. Hence, the Proposed Disposal has not been deemed to be a related party transaction. Nevertheless, Tan Sri LKT has abstained and will continue to abstain from deliberating and voting on the resolution pertaining to the Proposed Disposal at Resort World's Board meetings.

7. APPROVALS REQUIRED

All approvals and/or waivers that are applicable to, and necessary for the Proposed Disposal have been obtained.

8. DIRECTORS' STATEMENT

Resorts World's Board (other than Tan Sri LKT), having considered all aspects of the Proposed Disposal, believes that the Proposed Disposal is in the best interest of Resorts World.

9. ADVISERS

Resorts World has appointed CIMB Investment Bank Berhad *(formerly known as Commerce International Merchant Bankers Berhad)* and UBS Investment Bank as the advisers for the Proposed Disposal.

10. DEPARTURE FROM THE SECURITIES COMMISSION'S POLICIES AND GUIDELINES ON ISSUE/OFFER OF SECURITIES ("SC GUIDELINES")

There is no departure from the SC Guidelines in respect of the Proposed Disposal.

11. DOCUMENTS AVAILABLE FOR INSPECTION

The Offer Letter is available for inspection at Resorts World's registered office at 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur during normal business hours from Mondays to Fridays (except public holidays) for a period of 3 months from the date of this announcement.

This announcement is dated 13 July 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Tables.pdf

Table 1: Financial information on SCL

A summary SCL's audited consolidated financial results for the past 5 financial years ended 31 December 2002 to 2006 and its unaudited consolidated financial results for the 3-month period ended 31 March 2007 is as follows:

	-----Audited-----					Unaudited 3-month period ended
	-----Financial year ended 31 December-----					31 March
	2002	2003[*1]	2004[*2]	2005[*3]	2006[*4]	2007
	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000
Revenue	1,573,588	1,618,208	1,699,007	1,967,353	2,343,055	564,881
Profit / (loss) before taxation	52,406	(123,233)	(10,613)	20,547	(156,060)	(77,525)
Taxation	(1,475)	(1,663)	(971)	(2,641)	(136)	(1,866)
Profit / (loss) after taxation	50,931	(124,896)	(11,584)	17,906	(156,196)	(79,391)

Commentaries:

*1 *The SCL Group recorded an increase in revenue of 2.8% from RM1,573.6 million in 2002 to RM1,618.2 million in 2003. The SCL Group's profit before taxation of RM52.4 million in 2002 decreased to a loss before taxation of RM123.2 million in 2003 mainly due to higher operating expenses and impairment losses with respect to ships and onboard equipment, trade names and trademarks.*

*2 *The SCL Group recorded an increase in revenue of 5.0% from RM1,618.2 million in 2003 to RM1,699.0 million in 2004. The SCL Group's loss before taxation of RM123.2 million in 2003 decreased to a loss before taxation of RM10.6 million in 2004 mainly due to lower operating expenses and impairment losses with respect to ships and onboard equipment.*

*3 *The SCL Group recorded an increase in revenue of 15.8% from RM1,699.0 million in 2004 to RM1,967.4 million in 2005 mainly due to deployment of new ships. The SCL Group recorded a profit before taxation of RM20.5 million in 2005 as compared to a loss before taxation of RM10.6 million in 2004, mainly due to higher non-operating income.*

*4 *The SCL Group recorded an increase in revenue of 19.1% from RM1,967.4 million in 2005 to RM2,343.1 million in 2006 mainly due to deployment of new ships . The SCL Group's profit before taxation of RM20.5 million in 2005 deteriorated to a loss before tax position of RM156.1 million in 2006 mainly in relation to higher operating expenses, depreciation and amortisation, impairment losses with respect to ships and onboard equipment and finance cost.*

There were no extraordinary/exceptional items during the financial years/period under review.

Table 2: Effects on net assets per share and gearing

	Audited as at 31 December 2006	I After adjustment for share split*	After I and the Proposed Disposal
	RM'mil	RM'mil	RM'mil
Share capital	547.3	547.3	547.3
Reserves	5,702.3	5,702.3	6,012.0
Shareholders' funds/Net assets	6,249.6	6,249.6	6,559.3
No. of shares in issue (million)	1,094.6	5,473.0	5,473.0
Total borrowings	1,214.7	1,214.7	1,214.7
Net assets per share (RM)	5.71	1.14	1.20
Gearing (times)	0.19	0.19	0.19

Note:

* *Share split involving the subdivision of each ordinary share of RM0.50 each in Resorts World into 5 ordinary shares of RM0.10 each in Resorts World, which was completed on 16 April 2007.*

Table 3: Tan Sri LKT's shareholding in Resorts World as at 30 June 2007 and SCL as at 31 March 2007

	Resorts World*				SCL^			
	Direct		Indirect		Direct		Indirect	
	No. of shares held	%	No. of shares held	%	No. of shares held	%	No. of shares held	%
Tan Sri LKT	1,660,000	0.03	-	-	362,216,893	5.03	5,557,809,540	77.14#

Notes:

* *As at 30 June 2007, Tan Sri LKT holds options under Resorts World's employee share option scheme ("**ESOS**"), which are exercisable into approximately 2.34 million Resorts World Shares.*

^ *As at 31 March 2007, Tan Sri LKT holds options under SCL's ESOS, which are exercisable into approximately 8.92 million SCL Shares.*

\# *Deemed interested by virtue of interest held by Tan Sri LKT's spouse, shares held by corporations controlled by Tan Sri LKT and trustees of discretionary trusts of which Tan Sri LKT is a beneficiary.*

END